UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                    FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the fiscal year ended December 31, 2000.

                                        OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934 [NO FEE REQUIRED]
     For the transition period from             to


Commission file number 0-24100

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       HOME FEDERAL SAVINGS BANK EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               HMN FINANCIAL, INC.
                                101 NORTH BROADWAY
                          SPRING VALLEY, MN  55975-0231

                               REQUIRED INFORMATION

     The financial statements filed as a part of the annual report of the plan include:

     1. Audited statements of net assets available for benefits as filed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA");

     2. Audited statements of changes in net assets available for benefits as filed under ERISA.

[logo]
KPMG
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

                         INDEPENDENT AUDITORS' REPORT

The Plan Administrator
Home Federal Savings Bank
 Employees' Savings & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Home Federal Savings Bank Employees' Savings & Profit Sharing Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota
June 15, 2001

                           HOME FEDERAL SAVINGS BANK
                    EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2000 and 1999

                            HOME FEDERAL SAVINGS BANK
                     EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                 Statements of Net Assets Available for Benefits
                            December 31, 2000 and 1999


                                        December 31,
                               ------------------------------
                                     2000            1999
-----------------------        ------------------------------
Investments:
 Total investments at
  fair market value            $  1,999,075      1,871,517

Contributions receivable:
  Employer                            2,584              0
  Employee                           11,183              0
----------------------         -------------------------------
    Net assets
     available for
     benefits                  $  2,012,842      1,871,517
----------------------         -------------------------------


See accompanying notes to financial statements.

                            HOME FEDERAL SAVINGS BANK
                     EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
            Statements of Changes in Net Assets Available for Benefits
                      Year ended December 31, 2000 and 1999


                                      2000           1999
-----------------------------------------------------------------
Contributions
  Employer                         $  66,484        63,355
  Employee                           296,689       276,702
  Rollover                            14,580        45,690
-----------------------------------------------------------------
    Total contributions              377,753       385,747
-----------------------------------------------------------------
Withdrawals                         (345,618)     (290,166)
-----------------------------------------------------------------
Investment income:
  Net appreciation
    on fair market
    value of investments              90,798       140,883
  Interest                             2,270         1,751
  Dividends                           26,182        18,621
  Less asset management fees         (10,060)       (8,888)
-----------------------------------------------------------------
     Net investment
      income                         109,190       152,367
-----------------------------------------------------------------
Increase in net
  assets available for
  plan benefits                      141,325       247,948

Beginning of year                  1,871,517     1,623,569
-----------------------------------------------------------------
End of year                      $ 2,012,842     1,871,517
-----------------------------------------------------------------

See accompanying notes to financial statements.

                            HOME FEDERAL SAVINGS BANK
                     EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                          Notes to Financial Statements
                            December 31, 2000 and 1999

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF PRESENTATION
   The accompanying financial statements have been prepared on the accrual basis of accounting.

   CUSTODIAN OF INVESTMENTS
   Bank of New York is the trustee and custodian of all Plan assets.

   PLAN ADMINISTRATION
   Home Federal Savings Bank (the Company) is the administrator of the Plan and Pentegra Services, Inc. performs the participant accounting.

   VALUATION OF INVESTMENTS
   Investments are stated at their fair market value. Investments in mutual funds or commingled trusts are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Investments in common stock are valued at the quoted market price. Participant notes are valued at cost which approximates fair value.

   Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof based on average cost.

   COSTS AND EXPENSES
   Asset management fees ranging between 38 and 85 basis points are assessed annually on average net asset values and are deducted from the individual funds. In addition, the Company paid accounting fees totaling $5,780 and $5,700 in 2000 and 1999, respectively.

(2)     DESCRIPTION OF THE PLAN

   The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for more complete information.

   GENERAL
   The Plan is a defined contribution plan, qualified under section 401(a) of the Internal Revenue Code. The Plan includes 401(k) provisions which allow participants to direct the Company to contribute a portion of their compensation to the Plan on a pretax basis through payroll deductions.
   The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

   All Company employees who have attained the age of 21 are eligible to participate in the Plan.

   FUNDING POLICY
   Participants have had the ability to contribute up to 12% of their monthly compensation on a pretax basis to the Plan. Participant contributions are subject to the Internal Revenue Service maximum annual limits of $10,500 and $10,000 during 2000 and 1999, respectively. The Company matches 25% of each participant's contribution not in excess of 8% of the participant's annual salary.

   The Company may, in its sole discretion, contribute to the Plan an amount to be determined from year to year (the Non-Elective Contribution). Such contributions would be allocated to the accounts of participants in the ratio that each participant's compensation for the plan year bears to the total compensation of all participants for the plan year. There were no such contributions during 2000 or 1999.

   PARTICIPANT ACCOUNTS
   Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined.

   VESTING
   Participants are immediately vested in their contributions and the actual earnings thereon. Participants must be employed on December 31 of the plan year to be entitled to the Company's match for the year. Employees hired prior to January 1, 1997 are immediately vested in the employer contributions at December 31 of the plan year. Employees hired January 1, 1997 and thereafter are subject to 5 year cliff vesting for the employer matching contribution. Forfeited amounts for 2000 totaled $14,664, and are used to reduce future employer match obligations. Employer match amounts not vested at December 31, 2000 totaled $59,375.

   PARTICIPANT LOANS
   Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years, except loans used to purchase a primary residence may have a term up to 15 years. All loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1%. Principal and interest payments must be made monthly.

   DISTRIBUTIONS
   Upon termination of employment for any reason the vested portion of the participant's account balance becomes fully payable.

   PARTICIPATING EMPLOYERS
   The Company is a member of a controlled group of corporations as defined in Section 414(b) of the Internal Revenue Code. No members of the group other than the Company participated in the Plan prior to 1996.
   The contributions to the Plan for each employer participating in the Plan during 2000 and 1999 were as follows:

                                 2000                           1999
                  ------------------------------ -----------------------------
                  Employer   Employee   Rollover  Employer  Employee  Rollover
                  ------------------------------------------------------------
Home Federal
  Savings Bank   $   56,029    245,637     14,580    49,312    210,266   45,690
HMN Mortgage
  Services, Inc.      8,432     38,567          0    10,777     51,935        0
Osterud Insurance
  Agency, Inc.        2,023     12,485          0     3,266     14,501        0
                  ---------   --------    -------   -------   --------  -------
                 $   66,484    296,689     14,580    63,355    276,702   45,690
                   ========   ========    =======   =======   ========  =======

(3)     PLAN TERMINATION

   The Company, by action of its board of directors, may terminate the Plan. All participants at the time of such termination shall be 100% vested in their account balances and shall be entitled to a benefit equal to the value of their accounts as determined as of the valuation date following termination.

(4)     DESCRIPTION OF INVESTMENT OPTIONS

   Participant contributions are invested by the Plan Trustee in accordance with participant elections, in one or more of the investment options the Plan offers in increments of 1%.

   PENTEGRA SERVICES, INC. (PSI) S&P MIDCAP STOCK INDEX FUND - The fund invests in the stocks that make up the Standard & Poor's MidCap 400 Index. The fund is designed to approximate the total return of the S&P MidCap 400 Index, including reinvestment of dividends. This fund was available in 2000 and 1999.

   PSI S&P 500 STOCK INDEX FUND - The fund invests in the stocks that make up the Standard & Poor's 500 Index. The fund is designed to approximate the total return of the S&P 500 Index, including reinvestment of dividends. This fund was available in 2000 and 1999.

   PSI STABLE VALUE FUND - The fund invests in a diversified portfolio of fixed income securities with high quality ratings by major rating services such as Moody's Investors Service and Standard & Poor's. This fund was available in 2000 and 1999.


   PSI MONEY MARKET FUND - The fund invests primarily in AAA short-term securities issued by corporations. The average range of weighted portfolio maturities varies from one to ninety days with most securities held to maturity. This fund was available in 2000 and 1999.

   PSI BOND MARKET FUND - The fund invests in a portfolio of high quality bonds including U.S. Treasury, agency, corporate, mortgage and asset backed securities. This fund was available in 2000 and 1999.

   HMN FINANCIAL, INC. STOCK - The fund invests in the common stock of HMN Financial, Inc., the Holding Company of Home Federal Savings Bank. Three to six percent of the fund is maintained in a Short Term Investment Fund for liquidity purposes. This fund was available in 2000 and 1999.

   PSI INTERNATIONAL STOCK FUND - The fund invests in foreign stocks in countries based in Europe, Australia and the Far East. The fund is designed to approximate the performance of the Morgan Stanley Capital International (MSCI) EAFE (Europe, Australia, Far East) Index. This fund was available in 2000 and 1999.

   PSI ASSET ALLOCATION FUNDS -
        PSI Income Plus Fund - The fund invests in a broad range of stable value securities to reduce short term risk, and in a broad range of large U.S. and international companies to capture growth potential. This fund was available in 2000 and 1999.

        PSI Growth & Income Fund - The fund invests in U.S. and international stock, U.S. bonds, and stable value investments to pursue long term appreciation and short term stability. This fund was available in 2000 and 1999.

        PSI Growth Fund - The fund invests in a broad range of domestic and international stock. This fund was available in 2000 and 1999.

   PSI S&P 500 GROWTH STOCK INDEX FUND -
   This fund is a subset of the S&P 500 Stock Index fund, investing primarily in the S&P 500 stocks that exhibit faster earnings and dividend growth. This fund was available in 2000.

   PSI S&P 500 VALUE STOCK INDEX FUND -
   This fund is a subset of the S&P 500 Stock Index fund, investing primarily in the S&P 500 stocks that exhibit higher dividend yields. This fund was available in 2000.

   PSI RUSSELL 2000 STOCK INDEX FUND -
   This fund invests in stocks that make up the Russell 2000 Index, which consists of U.S. small company stocks. The fund's goal is to match the performance of the Russell 2000 Index. This fund was available in 2000.

(5)     NUMBER OF PARTICIPANTS

   The number of participants in each investment option as of December 31, 2000 and 1999 were as follows:

                                       2000            1999
                                      ------          ------
HMN Financial, Inc. Stock                91              85
Participant Loans                         5               5
PSI S&P MidCap Stock Index Fund         104              89
PSI S&P 500 Stock Index Fund            117             103
PSI Stable Value Fund                    32              26
PSI Money Market Fund                    58              15
PSI Bond Market Fund                     37              26
PSI International Stock Fund             47              22
PSI Income Plus Fund                      8               3
PSI Growth & Income Fund                 25              17
PSI Growth Fund                          31              16
PSI S&P 500 Growth Stock Index Fund      28               0
PSI S&P Value Stock Index Fund           15               0
PSI Russell 2000 Stock Index Fund        13               0

   The total number of eligible participants in the Plan were 222 and 169 at December 31, 2000 and 1999, respectively.

(6)    INVESTMENTS

   The following investments equal or exceed 5% of net assets available for plan benefits at December 31, 2000 or 1999:


                                         December 31,
                                       2000       1999
                                 -------------------------
                                       Fair     Fair
                                      market    market
   Description                        value     value
  ---------------------------------------------------------
   PSI S&P MidCap Stock Index Fund   472,555   379,043
   PSI S&P 500 Stock Index Fund      496,396   581,528
   HMN Financial, Inc. Stock         564,478   600,112


(7)   INCOME TAX STATUS

   The Internal Revenue Service determined and informed the Company by a letter dated May 11, 1994, that the Plan and related trust, as then designed, were in compliance with the provisions of 401(a) of the Internal Revenue Code
   (IRC) and were thereby exempt from federal income taxes under Section 501(a) of the code. The Plan has been amended in its entirety since receiving this determination letter. During 1999 the Plan, as amended, was again submitted to the IRS for determination of its tax exempt status. A favorable determination was received on March 15, 2000, therefore no provision for income taxes has been included in the Plan's financial statements.

   An employee's pretax contributions under the Plan will reduce the participant's taxable income for federal and state income tax purposes. Each participant's portion of earnings from investments made with contributions under the Plan, generally, are not taxable until distributed or withdrawn.

(8)   PARTY-IN-INTEREST TRANSACTIONS

   The Plan engages in investment transactions involving the acquisition or disposition of HMN Financial, Inc. common stock. HMN Financial, Inc. is the holding company of Home Federal Savings Bank and is a party-in-interest. Also, certain Plan investments are shares of mutual funds managed by Pentegra Services, Inc. Pentegra is the third party administrator of the Plan as defined by the Basic Plan Document and is a party-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the IRC.

                            HOME FEDERAL SAVINGS BANK
                     EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 2000

                                           Fair
                                          market
      Description                          value
-----------------------------------------------------------

*PSI S&P MidCap Stock Index Fund     $   472,555
*PSI S&P 500 Stock Index Fund            496,396
*PSI Stable Value Fund                    62,616
*PSI Money Market Fund                    29,380
*PSI Bond Market Fund                     55,861
*PSI International Stock Fund             45,051
*PSI Income Plus Fund                     24,942
*PSI Growth & Income Fund                 64,808
*PSI Growth Fund                          77,261
*PSI S&P 500 Growth Stock Index Fund      27,860
*PSI S&P 500 Value Stock Index Fund       49,786
*PSI Russell 2000 Stock Index Fund        14,073
*HMN Financial, Inc. Stock               564,478
Participant Loans (8.75% to 10.00%)       14,008
-----------------------------------------------------------
        Total investments            $ 1,999,075
-----------------------------------------------------------


*Party-in-interest

See accompanying independent auditors' report.

                                    SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

   HOME FEDERAL SAVINGS BANK EMPLOYEES'
   SAVINGS AND PROFIT SHARING PLAN


Date:     June 28, 2001               By:/s/ Michael McNeil
                                      Michael McNeil

                               Title: President,
                                      Home Federal Savings Bank

                                  EXHIBIT INDEX


Exhibit
Number

  23                       Consent of KPMG LLP,
                       certified public accountants